1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 2, 2022

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Christina Fettig

Re:	Sarbanes-Oxley Review of Schwab U.S. REIT ETF (the “Fund”)

Dear Ms. Fettig:

This letter provides a response by management (“Management”) of the Fund to the discussions with the staff of the SEC (“Staff”) since our letter dated August 30, 2022. As previously discussed with the Staff, in connection with the annual shareholder report for the Fund dated February 28, 2022, based on Management’s interpretation of relevant guidance, Management applied Financial Accounting Standards Board Accounting Standard Codification (ASC) Topic 946 Financial Services-Investment Companies and ASC Topic 855 Subsequent Events. Management concluded not to reflect the 2-for-1 share split in the February 28, 2022 annual audited financial statements and to reflect the share split instead in the Fund’s semi-annual report for the fiscal period ending August 31, 2022. Management acknowledges that the Staff objects to the original conclusions reached by Management. In reaching this conclusion, Management considered the timing of the 2-for-1 share split, which occurred after the period covered by the Fund’s annual report and applied to the shareholders of record as of the close of the markets on March 8, 2022, and paid after the close of markets on March 10, 2022. In addition, Management considered that information regarding the 2-for-1 share split was disclosed to shareholders in a subsequent events note in the annual report dated February 28, 2022. As planned by Management, the 2-for-1 share split was presented in the Fund’s semi-annual report dated August 31, 2022 and in doing so the end of the period net asset value reflects the share split, which resulted in the financial highlights and related statements retroactively applying the share split over all the periods presented in order for all periods in the financial highlights and related statements to be presented on a comparable basis. Additionally, the Fund supplemented its registration statement with the audited semi-annual financial highlights and related financial statements to be presented on a comparable basis and filed the auditor’s consent to the semi-annual financial highlights and financial statements as an exhibit to the Fund’s registration statement.

Management recognizes and appreciates the Staff’s views that the relevant guidance given the above facts and circumstances to be ASC Topic 505-10-S-99-4 concerning the retroactive application of share splits that occur before the release of the financial statements or the effective date of the registration statement. As a result, Management will reflect any future share split retroactively, if such change occurs before the release of the financial statement or the effective date of the registration statement. As to the Fund’s February 28, 2022, financial statements, Management has concluded that these financial statements included all relevant information for Fund’s shareholders and there is no economic substance missing from the financial statements as a result of the 2-for-1 share split. Further, Management has concluded that all relevant information regarding the share split was disclosed to shareholders in the footnotes to the financial statements, and, as a result, no material information is missing as a result the share split.

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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